SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 31)

UTG, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

90342M 10 9
(CUSIP Number)

Jill Martin
First Southern Bancorp, Inc.
P.O. Box 328, Stanford, KY 40484 (606-365-3555)
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ]

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
First Southern Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kentucky

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,201,876*

	8	SHARED VOTING POWER
0*

	9	SOLE DISPOSITIVE POWER
1,201,876*

	10	SHARED DISPOSITIVE POWER
0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See response to Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
See response to Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

 * See response to Item 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
First Southern Funding, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kentucky

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
400,000*

	8	SHARED VOTING POWER
0*

	9	SOLE DISPOSITIVE POWER
400,000*

	10	SHARED DISPOSITIVE POWER
0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See response to Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
See response to Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See response to Item 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
First Southern Bancorp, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kentucky

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
204,909*

	8	SHARED VOTING POWER
See response to Item 5

	9	SOLE DISPOSITIVE POWER
204,909*

	10	SHARED DISPOSITIVE POWER
See response to Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See response to Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
See response to Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

* See response to Item 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jesse T. Correll

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kentucky

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
154,312*

	8	SHARED VOTING POWER
See response to Item 5

	9	SOLE DISPOSITIVE POWER
154,312*

	10	SHARED DISPOSITIVE POWER
See response to Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See response to Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
See response to Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* See response to Item 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
WCorrell, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
72,750*

	8	SHARED VOTING POWER
0*

	9	SOLE DISPOSITIVE POWER
72,750*

	10	SHARED DISPOSITIVE POWER
0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See response to Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
See response to Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* See response to Item 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cumberland Lake Shell, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kentucky

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
128,750*

	8	SHARED VOTING POWER
0*

	9	SOLE DISPOSITIVE POWER
128,750*

	10	SHARED DISPOSITIVE POWER
0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See response to Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
See response to Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* See response to Item 5

Explanatory Note

 With this Amendment, the Reporting Persons are amending this Schedule 13D to amend the disclosures in the text of Item 2 and Item 5 to reflect recent transactions in shares of UTG, Inc. ("UTI") and to update the disclosures in Exhibits B and F.

Item 2.  Identity and Background

The persons reporting on this Schedule 13D are Jesse T. Correll, First Southern Bancorp, Inc., First Southern Funding, LLC, First Southern Holdings, LLC, WCorrell, Limited Partnership, and Cumberland Lake Shell, Inc. (individually, each is referred to as a "Reporting Person" and collectively, the "Reporting Persons").

Information with respect to the offices held by any of the Reporting Persons with UTI and the  insurance subsidiaries of UTI are provided below in this Item 2 and in Item 4 of this Report and  incorporated herein by reference.  The name, citizenship or state of organization, principal employment or business, and the address of the principal office of each Reporting Person, are set forth below:

Jesse T. Correll

(a) The name of this Reporting Person is Jesse T. Correll ("Mr. Correll").

(b) The business address of Mr. Correll is P.O. Box 328, 205 N. Depot Street, Stanford, Kentucky 40484.

(c) Mr. Correll's present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on are: (i) Chairman, President, CEO and Director of First Southern Bancorp, Inc. (bank holding company), P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484; (ii) Chairman, President, CEO and Director of UTG, Inc. (Insurance holding company), 205 N. Depot Street, Stanford, Kentucky 40484; (iii) Chairman, President, CEO and Director of Universal Guaranty Life Insurance Co. (Life insurance co.), 205 N. Depot Street, Stanford, Kentucky 40484; and (iv) Chairman and Director of First Southern National Bank (Bank), P. O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

(d) Mr. Correll is a citizen of the United States.

First Southern Bancorp, Inc. ("FSBI") (a Kentucky corporation)

(a) The name of this Reporting Person is First Southern Bancorp, Inc.

(b) The state of organization of FSBI is Kentucky.

(c) The principal business of FSBI is a bank holding company. The address of the principal office of FSBI is P. O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.
Information about the directors, executive officers and controlling shareholders of FSBI is included in Exhibit F and incorporated herein by reference.

First Southern Funding, LLC ("FSF") (a Kentucky limited liability company)

(a) The name of this Reporting Person is First Southern Funding, LLC.

(b) The state of organization of FSF is Kentucky.

(c) The principal business of FSF is investments. The address of the principal office of FSF is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

Information about the managers, executive officers and controlling persons of FSF is included in Exhibit F and incorporated herein by reference.

First Southern Holdings, LLC ("FSH") (a Kentucky limited liability company)

(a) The name of this Reporting Person is First Southern Holdings, LLC.

(b) The state of organization of FSH is Kentucky.

(c) The principal business of FSH is investments. The address of the principal office of FSH is P. O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

Information about the executive officers, members and controlling persons of FSH is included in Exhibit F and incorporated herein by reference.

WCorrell, Limited Partnership (a Georgia limited partnership)

(a) The name of this Reporting Person is WCorrell, Limited Partnership.

(b) The state of its organization is Georgia.

(c) WCorrell, Limited Partnership's principal business is investments, and its principal office address is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

Information about the general partners of WCorrell, Limited Partnership is included in Exhibit F and incorporated herein by reference.

Cumberland Lake Shell, Inc. ("CLS") (a Kentucky corporation)

(a) The name of this Reporting Person is Cumberland Lake Shell, Inc.

(b) The state of organization of CLS is Kentucky.

(c) The principal business of CLS is a gasoline wholesaler. The address of the principal office of CLS is P.O. Box 430, 370 S. Highway 27, Suite 26, Somerset, KY 42501.

Information about the directors, executive officers and controlling shareholders of CLS is filed in Exhibit F and incorporated herein by reference.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer

(a-b) The beneficial ownership of the Common Stock by each Reporting Person is as follows. Each Reporting Person has sole voting and dispositive power over the shares listed opposite the Reporting Person's name, except as noted:

Reporting Person	Number of Shares Owned (%)(1)
Jesse T. Correll (2) First Southern Bancorp, Inc.(2)(3) First Southern Funding, LLC(2)(3) First Southern Holdings, Inc.(2)(3) WCorrell, Limited Partnership(2) Cumberland Lake Shell, Inc.	154,312 (4.9%) 1,406,785 (44.4%) 400,000 (12.6%) 1,201,876 (37.9%) 72,750 (2.3%) 128,750 (4.1%)
Total(3)(4)	2,089,847 (65.9%)

(1) The percentage of outstanding shares is based on 3,170,007 shares of Common Stock outstanding as of April 15, 2024.

(2) The share ownership of Mr. Correll includes 81,562 shares of Common Stock owned by him individually; and 72,750 shares of Common Stock held by WCorrell, Limited Partnership, a limited partnership in which Mr. Correll serves as managing general partner.

In addition, by virtue of his ownership of voting securities of FSF and FSBI, and in turn, their ownership of 100% of the outstanding membership interests of FSH, Mr. Correll may be deemed to beneficially own the total number of shares of Common Stock owned by FSH (as well as the shares owned by FSBI and FSF directly), and may be deemed to share with FSH (as well as FSBI and FSF) the right to vote and to dispose of such shares. Mr. Correll owns approximately 79.7% (of which 77.5% is owned directly by Mr. Correll and 2.2% is owned by his wife) of the outstanding membership interests of FSF; he owns approximately 44.0% (of which 43.96% is owned directly by Mr. Correll and 0.02% is owned by his wife), companies he controls own approximately 16.3%, and he has the power to vote and an option to purchase but does not own approximately 2.2%, of the outstanding voting common equity of FSBI (consisting in part of shares entitled to one vote per share and in part of shares entitled to ten votes per share). FSBI and FSF in turn own 99% and 1%, respectively, of the outstanding membership interests of FSH. The aggregate number of shares of Common Stock held by these other Reporting Persons, as shown in the above table, is 1,806,785 shares.

(3) The share ownership of FSBI consists of 204,909 shares of Common Stock held by FSBI directly and 1,201,876 shares of Common Stock held by FSH of which FSBI is a 99% member and FSF is a 1% member, as further described in this Item 5. As a result, FSBI may be deemed to share the voting and dispositive power over the shares held by FSH.

(4) Mr. Correll, FSBI, FSF and FSH have agreed in principle to act together for the purpose of acquiring or holding equity securities of UTI. In addition, because of their relationships with these Reporting Persons, Cumberland Lake Shell, Inc. and WCorrell, Limited Partnership may also be deemed to be members of this group. Therefore, for purposes of this Schedule 13D, each may be deemed to have acquired beneficial ownership of the equity securities of UTI beneficially owned by each of the other Reporting Persons.

(c) Not applicable.

(d)  Not amended.

(e)    Not applicable.

Item 7: Material to be Filed as Exhibits

The following exhibits are filed with this Schedule 13D:

Exhibit B	Agreement among Reporting Persons for the filing of a single Schedule 13D pursuant to Rule 13d-l(f)(l).
Exhibit F	Directors, officers, members, general partners and controlling persons of Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2024	By:	/s/ Jesse T. Correll
Jesse T. Correll
Attorney-in-Fact on behalf of each of the Reporting Persons*

* Pursuant to the Agreement among Reporting Persons dated April 16, 2024, for the filing of a single Schedule 13D pursuant to Rule 13d-1(k), each Reporting Person has authorized Jesse T. Correll to sign on behalf of such Reporting Person any Schedule 13D or amendments thereto that are required to be filed on behalf of the Reporting Persons to this Schedule 13D.

Exhibit B

AGREEMENT

THIS AGREEMENT is made and entered into by and among Jesse T. Correll, an individual, First Southern Holdings, LLC, a Kentucky limited liability company, First Southern Bancorp, Inc., a Kentucky corporation, First Southern Funding, LLC, a Kentucky limited liability company, WCorrell, Limited Partnership, a Georgia limited partnership, and Cumberland Lake Shell, Inc., a Kentucky corporation (collectively, the "Group").

W I T N E S S E T H :

WHEREAS, each member of the Group may be deemed to beneficially own shares of the Common Stock of UTG, Inc., a Delaware corporation ("UTG");

WHEREAS, each member of the Group desires to file a single Schedule 13D under the Securities and Exchange Act of 1934, as amended (the "Act"), indicating the beneficial ownership of each member of the Group with respect to the Common Stock of UTG; and

WHEREAS, the rules of Securities and Exchange Commission require that, when a Schedule 13D is filed on behalf of more than one person, the Schedule 13D shall  include as an exhibit to the  Schedule 13D an agreement in writing of such persons that the Schedule 13D is filed on behalf of each of them.

NOW, THEREFORE, in consideration of the premises and the mutual promises of the  parties thereto, the parties hereto covenant and agree as follows:

1. Jesse T. Correll, First Southern Holdings, LLC, First Southern Bancorp, Inc., First Southern Funding, LLC, WCorrell, Limited Partnership and Cumberland Lake Shell, Inc. agree that a single Schedule 13D and any amendments thereto relating to the shares of Common Stock of UTG shall be filed on behalf of each of them.

2. Jesse T. Correll, First Southern Holdings, LLC, First Southern Bancorp, Inc., First Southern Funding, LLC, WCorrell, Limited Partnership and Cumberland Lake Shell, Inc. each acknowledge and agree that pursuant to Rule 13d-1 (f)(1) under the Act each of them is individually responsible for the timely filing of such Schedule 13D and any amendments thereto and for the completeness and accuracy of the information contained therein.

3. This Agreement shall not be assignable by any party hereto.

4. This Agreement shall be terminated as to any party hereto upon the first to occur of the following:  (a) the death of any individual party hereto, (b) the dissolution, termination or settlement of First Southern Holdings, LLC, First Southern Bancorp, Inc., First Southern Funding, LLC, WCorrell, Limited Partnership or Cumberland Lake Shell, Inc. (c) a written notice of termination given by any party hereto to all of the other parties hereto.

5. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original copy hereof, but all of which together shall constitute a single instrument.  This Agreement may also be executed by signatures to facsimile or electronic transmittal documents.

6. Jesse T. Correll, First Southern Holdings, LLC, First Southern Bancorp, Inc., First Southern Funding, LLC, WCorrell, Limited Partnership and Cumberland Lake Shell, Inc. each acknowledge and agree that Jesse T. Correll shall be authorized as attorney-in-fact to sign, on behalf of each party to this Agreement, any Schedule 13D or amendments thereto that are required to be filed on behalf of the parties thereto.

7. This Agreement supersedes the Agreement, dated August 12, 2016, among certain of the parties hereto, relating to the subject matter hereof.

[Remainder of Page Intentionally Left Blank; Signatures Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the 16th day of April, 2024.
FIRST SOUTHERN HOLDINGS, LLC

By: /s/ Jesse T. Correll

Title: President

FIRST SOUTHERN BANCORP, INC.

By: /s/ Jesse T. Correll

Title: Chairman & President

FIRST SOUTHERN FUNDING, LLC

By: /s/ Jesse T. Correll

Title: President & Manager

/s/ Jesse T. Correll

Jesse T. Correll, individually

WCORRELL, LIMITED PARTNERSHIP

By: /s/ Jesse T. Correll

Title: Managing General Partner

CUMBERLAND LAKE SHELL, INC.

By: /s/ Stephen Acton

Title: Vice-President & Secretary

Exhibit F

Directors, Executive Officers and Controlling Shareholders of FSBI:

Jesse T. Correll, Director and Executive Officer
Jill M. Martin, Executive Officer
Douglas P. Ditto, Director and Executive Officer
Alex Keltner, Director
Adrienne Correll, Director
Michael Ray, Director
Tommy Roberts, Director and Executive Officer
Theodore C. Miller, Executive Officer
William W. Perry, Director
M. Suzanne Short, Executive Officer
Kevin Attkisson, Director
Alma Randolph Crump, Director
Bradley J. Betack, Executive Officer
Daniel Roberts, Executive Officer

Managers, Executive Officers and Controlling Persons of FSF:

Jesse T. Correll, Manager, Executive Officer and Controlling Person
Jill M. Martin, Manager and Executive Officer
Douglas P. Ditto, Manager and Executive Officer
Preston Correll, Manager and Executive Officer

Executive Officers, Members and Controlling Persons of FSH:
Jesse T. Correll, Executive Officer
Jill M. Martin, Executive Officer
First Southern Funding, LLC, Member
First Southern Bancorp, Inc., Member and Controlling Person

General Partners of WCorrell, Limited Partnership:

Jesse T. Correll, Managing General Partner

Directors, Executive Officers and Controlling Shareholders of CLS:

Ward F. Correll Irrevocable Family Bank GSTT Trust UTA dated 12-17-1997, Controlling Shareholder
Jesse T. Correll, Director
Greg Correll, Director
Leah D. Taylor, Executive Officer and Director
Stephen Acton, Executive Officer and Director

All of the individuals identified above in this Exhibit are citizens of the United States and during the last five years, none of them (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 The following table shows the business address and principal occupation(s) of the individuals identified above in this Exhibit:

Stephen Acton	P. O. Box 430 Somerset, KY 42502 370 S. Highway 27, Suite 26 Somerset, KY 42501	Vice President, Secretary & Director, Cumberland Lake Shell, Inc. (Commercial real estate/investments)
Greg Correll	7907 Nicholasville Rd. Lancaster, KY 40444	Member, Marksbury Farm Foods, LLC (Processing Facility & Retailer)
Jesse T. Correll	P.O. Box 328 205 N. Depot St. Stanford, KY 40484
Chairman, President, CEO and Director of First Southern Bancorp, Inc. (Bank holding company), UTG, Inc. (Insurance holding company), and Universal Guaranty Life Insurance Co. (Life insurance co.)
Chairman and Director of First Southern National Bank (Bank)

Douglas P. Ditto	P.O. Box 328 99 Lancaster Street Stanford, KY 40484
Vice President, First Southern Bancorp, Inc. (Bank holding company)
Senior Vice President and Central Lending Group Manager, First Southern National Bank (Bank)
Vice President of UTG, Inc. (Insurance holding company) and Universal Guaranty Life Insurance Co. (Life insurance co.)

M. Suzanne Short	P.O. Box 328 99 Lancaster Street Stanford, KY 40484	Chief Operating Officer, First Southern Bancorp, Inc. (Bank holding company)
Jill Martin	P.O. Box 328 111 W. Main St. Stanford, KY 40484	Vice President, Treasurer, Asst. Secretary. First Southern Bancorp, Inc. (Bank holding company) and First Southern National Bank (Bank)
Theodore C. Miller	P.O. Box 328 111 W. Main St. Stanford, KY 40484
CFO & Asst. Secretary of First Southern Bancorp, Inc. (Bank holding company) and First Southern National Bank (Bank)
Senior Vice President and CFO of UTG, Inc. (Insurance holding company) and Universal Guaranty Life Insurance Co. (Life insurance co.)

William W. Perry	223 West Wall Street, Suite 900 Midland, TX 79701	Owner, S.E.S. Investments, LTD, Managing Partner of PBEX, LLC and CEO of EGL Resources, Inc. (oil and gas investments/companies)
Michael Ray	385 Valley Oak Drive Somerset, KY 42503	CFO, Moden Distributors, Inc. (Wholesale/Distribution)
Tommy Roberts	P.O. Box 328 99 Lancaster Street Stanford, KY 40484	Chief Executive Officer & Director, First Southern National Bank (Bank) Vice President & Director, First Southern Bancorp, Inc. (Bank holding company)
Leah D. Taylor	P. O. Box 430 Somerset, KY 42502 370 S. Highway 27, Suite 26 Somerset, KY 42501	President, Director, Cumberland Lake Shell, Inc. (Commercial real estate/investments)
Alex Keltner	P.O. Box 118 138 N. Main St. Russellville, KY 42276	Director, First Southern Bancorp, Inc. (Bank holding company) President, Director, First Southern National Bank (Bank)
Adrienne Correll	P.O. Box 328 99 Lancaster Street Stanford, KY 40484	Director, First Southern Bancorp, Inc. (Bank holding company) Director, Commercial Lender, First Southern National Bank (Bank)
Kevin Attkisson	3309 Collins Lane Louisville, KY 40245	Managing Partner, Manna Capital Partners (investment firm)
Alma Randolph Crump	4315 Spring Bank Drive Owensboro, KY 42303	Self-employed, Alma Randolph Consulting (Consulting firm)
Bradley J. Betack	P.O. Box 328 99 Lancaster Street Stanford, KY 40484
Secretary, Corporate Counsel of First Southern Bancorp, Inc. (Bank holding company), First Southern National Bank (Bank), UTG, Inc. (Insurance holding company) and Universal Guaranty Life Insurance Co. (Life insurance co.)

Daniel Roberts	P.O. Box 328 205 N. Depot St. Stanford, KY 40484
Vice President of First Southern Bancorp, Inc. (Bank holding company), First Southern National Bank (Bank), UTG, Inc. (Insurance holding company) and President of Universal Guaranty Life Insurance Co. (Life insurance co.)

Preston Correll	7907 Nicholasville Road Lancaster, KY 40444	Member, Marksbury Farm Foods, LLC (Processing Facility & Retailer) Director of UTG, Inc. (Insurance holding company) and Universal Guaranty Life Insurance Co. (Life insurance co.)